Ichor, Inc.



ANNUAL REPORT

2184 Channing

Idaho Falls, ID 83404

(208) 520-4812

https://www.ichortech.com/

This Annual Report is dated April 30, 2025.

BUSINESS

Ichor, Inc. has the exclusive license to retrofit, manufacture and distribute the RK Injector technology in North, Central and part of South America. The RK Injector drastically reduces both Particulate Matter (PM) and NOx emissions. Those emissions are the main contributors to smog and acid rain. The RK Injector also provides significant improvements in fuel economy which is a direct correlation to reducing the greenhouse gas CO2.

Ichor, Inc. plans to initially target class 8 over the road trucks and agricultural tractors. We will be working with 3rd party vendors to supply some of the ancillary parts, which are required to complete the retrofit kit. Initially, the RK Injectors will be supplied to Ichor from a company which currently builds common rail injectors, pumps and accessories. Once Ichor is well established, we will move towards our goal of bringing manufacturing in-house.

As we begin to feel like we have a firm grasp on and steady growth in our initial target markets, we plan to begin expanding into additional markets which would benefit substantially from the implementation of our technology. A few of these potential markets include: Construction & Mining Equipment; Locomotives; Cargo Ships and more.

Ichor, Inc. is an independant company which has no subsidiaries or parent companies. The only relationship between RKLab AG and Ichor is our exclusive sub-license agreement which outlines Ichor's usage rights to the intellectual property owned by RKLab AG.

Previous Offerings

Name: Class A Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 17,054,390

Use of proceeds: N/A - initial issuance of stock

Date: March 08, 2021

Offering exemption relied upon: N/A

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Revenue

We had no revenue for the fiscal years ending December 31, 2024 and 2023, respectively.

Expenses

The Company's expenses consist of, among other things, fees for professional services.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $2,475.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Trevor Bates

Amount Owed: $494,890.22

Interest Rate: 0.0%

Maturity Date: TBD

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Trevor Bates

Trevor Bates's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: May, 2021 - Present

Responsibilities: Establish the organization's vision, mission, and purpose. Hire, monitor, and evaluate the chief executive. Create a strategic plan and ensure that it's followed.

Position: Secretary

Dates of Service: May, 2021 - Present

Responsibilities: The Secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the Board of Directors may direct, a book of minutes of all meetings and actions of Directors, committees of directors and shareholders. The Secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation's transfer agent or registrar, as determined by resolution of the Board of Directors, a share register, or a duplicate share register, showing the names of all shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates evidencing such shares, and the number and date of cancellation of every certificate surrendered for cancellation. The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and of the Board of Directors required to be given by law or by these Bylaws. The Secretary shall keep the seal of the corporation, if one be adopted, in safe custody and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these Bylaws.

Position: Treasurer

Dates of Service: May, 2021 - Present

Responsibilities: The Treasurer handles basic tasks such as selecting/working with bank/s, reconciling bank statements and managing cash flow, ensuring sufficient funds are available to meet ongoing operational requirements, evaluate the financial aspects of the business and policies to advise the board and work with Certified Public Accountants to ensure all tax returns are accurate and filed on time.

Position: President

Dates of Service: May, 2021 - Present

Responsibilities: The President leads, guides, directs and evaluates all other officers, managers and employees, and ensures they are carrying out the daily operations of the company. Meets regularly with other officers or managers of the Company to make sure that the decisions the organization needs to make are prescient and strategic.

Other business experience in the past three years:

Employer: RKLab North America, LLC

Title: CEO

Dates of Service: August, 2018 - Present

Responsibilities: Making major corporate decisions, managing the overall operations and resources of a company, acting as the main point of communication between the board of directors (the board) and corporate operations and being the public face of the company.

Other business experience in the past three years:

Employer: RKLab North America, LLC

Title: Chairman of the Board

Dates of Service: August, 2018 - Present

Responsibilities: Provides leadership to the firm's executives and other employees, leads the charge on big-picture decisions and sets the tone for the corporate culture of the company.

Other business experience in the past three years:

Employer: RKLab North America, LLC

Title: COO

Dates of Service: December, 2016 - August, 2018

Responsibilities: Support the CEO, drive value for the shareholders.

Name: Tyler Harris

Tyler Harris's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President

Dates of Service: September, 2019 - Present

Responsibilities: Compose materials and take actions to drive the success of Ichor forward. Generate capital investments and build/implement strategies to bring the business to a post revenue state. In the absence or disability of the President, the Vice Presidents, if any, in order of their rank as fixed by the Board of Directors or, if not ranked, a Vice President designated by the Board of Directors, shall perform all the duties of the President and when so acting shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these Bylaws, the President or the Chairperson of the Board. Tyler does not currently receive compensation for his roles.

Position: Director

Dates of Service: September, 2019 - Present

Responsibilities: Establish the organization's vision, mission, and purpose. Hire, monitor, and evaluate the chief executive. Create a strategic plan and ensure that it's followed.

Other business experience in the past three years:

Employer: Clear Backflow

Title: Co-Owner

Dates of Service: January, 2017 - September, 2019

Responsibilities: Build business from the ground up.

Other business experience in the past three years:

Employer: JT Synergy

Title: Owner

Dates of Service: April, 2015 - Present

Responsibilities: Own and operate a small general contracting business.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Voting Common Stock

Stockholder Name: Bates Family ILT

Amount and nature of Beneficial ownership: 6,188,195

Percent of class: 24.952

RELATED PARTY TRANSACTIONS

Name of Entity: Trevor Bates

Relationship to Company: Director, Officer and 20%+ shareholder

Nature / amount of interest in the transaction: Promissory note to Ichor for expenses paid out of pocket.

Material Terms: As of February 28, 2021, there is an amount owed of $494,890.22 with 0% interest that has a maturity date of TBD.

OUR SECURITIES

Class A Voting Common Stock

The amount of security authorized is 17,800,000 with a total of 17,054,390 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 7,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The pre-money valuation has been calculated on a fully diluted basis. The Company does not have preferred stock; outstanding options, warrants, and other securities with a right to acquire shares; or any shares reserved for issuance under a stock plan. The Company set its valuation internally, without a formal-third party independent evaluation. The transferability of the Securities you are buying is limited Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering shares in the amount of up to $4,999,999.78 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype of our Ichor Injector. Delays or cost overruns in the development of our Ichor Injector and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We are an early stage company and have not yet generated any profits Ichor, Inc. was formed on 5/20/2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Ichor, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the Ichor Injector is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough customers for the Company to succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2025.

Ichor, Inc.

By   /s/ *Trevor Bates*

    Name: Ichor, INC

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Ichor, Inc.

FINANCIAL STATEMENTS

December 31, 2024 and 2023

CONTENTS

ICHOR, INC

BALANCE SHEET

December 31, 2024 and 2023

No assurance services provided

ASSETS

	2024	2023
Cash and cash equivalents	$ 2,475	$ 425
Related party receivable	106,624	106,624
Prepaid equipment	160,000	160,000
Licensing agreement	1,000,000	1,000,000
	$ 1,269,099	$ 1,267,049

LIABILITIES AND STOCKHOLDERS' DEFICIT

	2024	2023
LIABILITIES		
Note payable - related party	$ 706,120	$ 703,670
Total liabilities	706,120	703,670
STOCKHOLDERS' EQUITY (DEFICIT)		
Common stock, $0.01 par value, 24,800,000 shares authorized; 17,217,009 issued, and outstanding	88,570	88,570
Additional paid-in capital	960,050	960,050
Accumulated deficit	(485,641)	(485,241)
Total equity	562,979	563,379
	$ 1,269,099	$ 1,267,049

The accompanying notes are an integral part of this financial statement.

3

ICHOR, INC

STATEMENT OF OPERATIONS

Years ended December 31, 2024 and 2023

No assurance services provided

	2024	2023
Revenue	$ -	$ -
Operating expenses	400	278
Interest expense	-	248,395
Net loss	$ (400)	$ (248,673)

The accompanying notes are an integral part of this financial statement.

ICHOR, INC

STATEMENT OF STOCKHOLDERS' EQUITY

Years ended December 31, 2024 and 2023

No assurance services provided

	Common Shares	Common Stock		Additional paid-in	Accumulated Deficit		Total	
Balance January 1, 2023	17,117,009	$	88,570	4,052	$	(236,568)	$	(143,946)
Conversion of debt	-		-	955,998		-		955,998
Net loss	-		-	-		(248,673)		(248,673)
Balance December 31, 2023	17,117,009	$	88,570	$ 960,050	$	(485,241)	$	563,379
Net loss	-		-	-		(400)		(400)
Balance, December 31, 2024	17,117,009	$	88,570	$ 960,050	$	(485,641)	$	562,979

The accompanying notes are an integral part of this financial statement.

ICHOR, INC

STATEMENT OF CASH FLOWS

Years ended December 31, 2024 and 2023

No assurance services provided

	2024	2023
Increase (decrease) in cash and cash equivalents		
Cash flows from operating activities:		
Net loss	$ (400)	$ (248,673)
Non-cash interest accural	-	248,395
Net cash provided by operating activities	(400)	(278)
Cash flows from financing activities:		
Proceeds from debt	2,450	125
Proceeds from sale of stock	-	-
Net cash provided by financing activities	2,450	125
Net decrease in cash and cash equivalents	2,050	(153)
Cash and cash equivalents at beginning of year	425	578
Cash and cash equivalents at end of year	$ 2,475	$ 425
Supplemental disclosures of cash flow information		
Increase in equity and decrease in debt for conversion of note	$ -	$ 955,998

The accompanying notes are an integral part of this financial statements.

6

Ichor, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

No assurance services provided

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Description of business

    Ichor, Inc. ("the Company") was incorporated in the state of Nevada in May of 2021. The Company was formed to engage in the sales, marketing, distribution, and installation of a newly developed fuel injector technology in various locations throughout North, South, and Central America.

2. Cash and cash equivalents

    The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents. For those cash equivalents, the carrying amount is a reasonable estimate of fair value.

3. Use of estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, such as goodwill valuations, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. Impairment of long-lived assets

    The Company assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets or the asset group may not be recoverable. The asset impairment review assesses the fair value of the assets based on the future cash flows the assets are expected to generate. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from the disposition of the asset (if any) are less than the related asset's carrying value amount. Impairment losses are measured as the amount by which the carrying amounts of the assets exceed their fair values. The net proceeds expected from the disposition of the asset are determined by independent quotes or expected sales prices. Estimates of future cash flows and expected sales prices are judgments based on the Company's experience and knowledge of local operations. These estimates can be significantly impacted by changes in real estate market conditions, the economic environment, capital spending decisions and inflation. No impairment was recognized in the years ended December 31, 2023 and 2024.

5. Subsequent events

    The Company has evaluated all subsequent events that occurred after the balance sheet date through April 16, 2025 – the date its financial statements were available to be issued and determined that there were no subsequent events requiring disclosure in the financial statements.

NOTE B – NOTES PAYABLE

The note payable to a related party represents amounts owed to a stockholder and a related entity. The notes are due on demand.

NOTE C – LICENSING AGREEMENT

The licensing agreement represents the right to use certain intellectual property currently developed or being developed. The agreement limits the territory for which the Company can use such intellectual property. It also requires certain royalty fees related to the use of the intellectual property. The Company has not yet begun to utilize the licensing agreement and has therefore not recorded any amortization in relation to the asset.

NOTE D – INCOME TAXES

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Idaho state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since December 31, 2021. The Company currently is not under examination by any tax authority.

I, Trevor Bates, CEO of Ichor, Inc, hereby certify that the financial statements of Ichor, Inc. and notes thereto for the periods ending 2023 and 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2024, the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 23rd April, 2025.

Trevor Bates

CEO

4/23/2023

CERTIFICATION

I, Trevor Bates, Principal Executive Officer of Ichor, Inc., hereby certify that the financial statements of Ichor, Inc. included in this Report are true and complete in all material respects.

Trevor Bates

CEO